Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cambium Networks Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-232341 and 333-237357) on Form S-8 and (No. 333-250005) on Form S-3 of Cambium Networks Corporation of our report dated March 1, 2021, with respect to the consolidated balance sheets of Cambium Networks Corporation as of December 31, 2019 and 2020, the related consolidated statements of operations, comprehensive income (loss), shareholders’ (deficit) equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Cambium Networks Corporation.

Our report refers to a change to the lease accounting principle as a result of the adoption of Accounting Standards Codification Topic 842, Leases.

/s/ KPMG LLP

Chicago, Illinois

March 1, 2021